UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

LAMAR ADVERTISING COMPANY
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, $0.001 par value
(Title of Class of Securities)

512815-10-1
(CUSIP Number of Class of Securities (Class A Common Stock))*

Kevin P. Reilly, Jr.
President
Lamar Advertising Company
5551 Corporate Boulevard
Baton Rouge, Louisiana 70808
(225) 926-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Stacie Aarestad, Esq.
Edwards Angell Palmer & Dodge LLP
111 Huntington Avenue At Prudential Center
Boston, Massachusetts 02199-7613
(617) 239-0100

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$10,580,285	$590.38
(1)	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all 3,052,617 options to purchase the Issuer’s Class A common stock that are eligible for exchange as of June 3, 2009 will be exchanged and cancelled pursuant to this offer. The aggregate value of such options was calculated as of May 1, 2009 using the Black-Scholes option pricing model.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$590.38
Form or Registration No.:	Schedule TO
Filing Party:	Lamar Advertising Company
Date Filed:	June 3, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑
*	Represents the CUSIP number for the Class A common stock underlying the options. The options have not been assigned a CUSIP number.

SCHEDULE TO
     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Lamar Advertising Company, a Delaware corporation (“Lamar” or the “Company”), with the Securities and Exchange Commission on June 3, 2009, as previously amended and supplemented on June 17, 2009, relating to the offer by the Company (the “Offer”) to Eligible Participants to exchange some or all of their outstanding Eligible Options for New Options to be issued under the Company’s 1996 Equity Incentive Plan, as amended. Only those items which are being amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO, as previously amended, remains unchanged. Capitalized terms not defined in this Amendment No. 2 have the meanings given to such terms in the Schedule TO.
     This Amendment No. 2 reports the results of the Offer, in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.
Item 4. Terms of the Transaction.

(a) Material Terms.
     Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following paragraphs thereto:
     The Offer, including all withdrawal rights, expired on July 1, 2009 at 5:00 p.m., Central Time. We have accepted for cancellation Eligible Options to purchase an aggregate of 2,630,474 shares of the Company’s Class A common stock, representing 86.2% of the total number of shares of Class A common stock underlying all Eligible Options. In exchange for the Eligible Options surrendered in the Offer, we have issued New Options to purchase up to an aggregate of 1,030,819 shares of the Company’s Class A common stock under the 1996 Plan. Each New Option has an exercise price per share of $15.67, the closing price of the Company’s Class A common stock on the Nasdaq Global Select Market on July 2, 2009. Eligible Options not tendered for exchange remain outstanding according to their original terms and subject to the 1996 Plan.
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:
     “(a)(1)(I) Notice of Expiration of Offer and Acceptance of Options Tendered for Exchange”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

LAMAR ADVERTISING COMPANY

By: Name:	/s/ Keith A. Istre Keith A. Istre
Title:	Treasurer and Chief Financial Officer
Date: July 6, 2009

INDEX OF EXHIBITS

Exhibit
Number	Description	Reference

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options dated June 3, 2009, as amended	*

(a)(1)(B)	Cover Letter to Eligible Participants from Kevin P. Reilly, Jr. dated June 3, 2009	*

(a)(1)(C)	Form of Individual Listing of Eligible Options	*

(a)(1)(D)	Election Form	*

(a)(1)(E)	Withdrawal Form	*

(a)(1)(F)	Forms of Confirmation E-mails	*

(a)(1)(G)	Forms of Reminder E-mails	*

(a)(1)(H)	Eligible Participant PowerPoint Presentation	*

(a)(1)(I)	Notice of Expiration of Offer and Acceptance of Options Tendered for Exchange	(1)

(a)(5)(A)	Lamar Advertising Company Annual Report on Form 10-K for the year ended December 31, 2008	(2)

(a)(5)(B)	Lamar Advertising Company Quarterly Report on Form 10-Q for the fiscal period ended March 31, 2009	(3)

(b)	Not applicable	—

(d)(1)	Lamar Advertising Company 1996 Equity Incentive Plan, as amended	*

(d)(2)	Form of Stock Option Agreement under the 1996 Equity Incentive Plan, as amended	*

(d)(3)	Form of Restricted Stock Agreement	(4)

(d)(4)	Form of Restricted Stock Agreement for Non-Employee Directors	(5)

(d)(5)	Lamar Advertising Company 2000 Employee Stock Purchase Plan	(6)

(d)(6)	Lamar Advertising Company Non-Management Director Compensation Plan	(7)

(d)(7)	Summary of Compensatory Arrangements dated March 4, 2009	(8)

(g)	Not applicable	—

(h)	Not applicable	—

*	Previously filed.

(1)	Filed herewith.

(2)	Incorporated by reference to the filing of such report with the SEC on February 27, 2009 (File No. 0-30242).

(3)	Incorporated by reference to the filing of such report with the SEC on May 7, 2009 (File No. 0-30242).

(4)	Incorporated by reference to the filing of such exhibit as Exhibit 10.16 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC on March 15, 2006 (File No. 0-30242).

(5)	Incorporated by reference to the filing of such exhibit as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 30, 2007 (File No. 0-30242).

(6)	Incorporated by reference to the filing of such exhibit as Exhibit 10(b) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC on March 1, 2007 (File No. 0-30242).

(7)	Incorporated by reference to the filing of such exhibit in the Company’s Current Report on Form 8-K filed with the SEC on May 30, 2007 (File No. 0-30242).

(8)	Incorporated by reference to the filing of such exhibit in the Company’s Current Report on Form 8-K filed with the SEC on March 6, 2009 (File No. 0-30242).